SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In  September, 2014 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
ADR (*)	Common				7,932,300	0.0505	0.0505
Shares	Common				13,646,109	0.0869	0.0869

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the company	Exerc options	17	136,325	3.10248	422,945.59
			Total Buy		136,325		422,945.59

Shares	Common	Itaú Corretora	Sell	11	1,000	15.98	15,980.00
Shares	Common	Itaú Corretora	Sell	12	30	15.87	476.10
Shares	Common	Itaú Corretora	Sell	12	18,300	15.88	290,604.00
			Total Sell		19,330		307,060.10

Final Balance

Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
ADR (*)	Common				7,932,300	0.0505	0.0505
Shares	Common				13,763,104	0.0877	0.0877

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In  September, 2014 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			27,250,719		0.1736	0.1736

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Bradesco	Buy	12	1,200	15.85	19,020.00
Shares	Common	Bradesco	Buy	12	10,000	15.87	158,700.00
Shares	Common	Bradesco	Buy	12	4,300	15.89	63,327.00
Shares	Common	Bradesco	Buy	12	172,500	15.90	2,742,750.00
			Total Buy		188,000		2,983,797.00

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			27,438,719		0.1748	0.1748

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

Note: Form resubmitted in January  15, 2016 with the exclusion, only on the Board of Directors table, of the shares and ADRs held by the controlling shareholders of the Company (Ambrew S.A., Interbrew International B.V. and Fundação Antonio e Helena Zerrenner INB). For more information about the participation of our controlling shareholders, please see our Reference Form or 20-F.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In  September, 2014 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		9,825	0.0001	0.0001

Final Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		9,825	0.0001	0.0001

(1)     When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)     Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer